John Stickel

United States Securities and Exchange Commission

November 19, 2020

November 19, 2020

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel, Attorney-Advisory

Re:	Genworth Mortgage Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted September 15, 2020

CIK No. 0001823529

Ladies and Gentlemen:

On behalf of Genworth Mortgage Holdings, Inc. (the “Registrant”), we hereby confidentially submit amendment no. 1 to the Registrant’s draft Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been marked to show all changes made to the draft Registration Statement initially submitted on September 15, 2020.

Set forth below are the Registrant’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) on the initial draft Registration Statement, as set forth in the Staff’s letter dated October 13, 2020. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Draft Registration Statement on Form S-1

Our Parent and Principal Stockholder, page 8

1.

Please briefly discuss here your expected relationship with your parent company after the offering and discuss your status as a “controlled company” and whether you plan to rely on the “controlled company” exemptions from certain corporate governance requirements. Please also briefly summarize the potential conflicts of interest associated with having a controlling shareholder and the ability to your parent to control the outcome of matters put to a stockholder vote. Further, consistent with your disclosure on page 51, clarify here that your parent has substantial leverage and depends on you as a source of liquidity. In addition, briefly discuss your parent’s proposed transaction with China Oceanwide.

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

The Registrant has revised the disclosure on page 8 of the Registration Statement in response to the Staff’s comment to discuss our expected relationship with Genworth Financial, Inc. (our “Parent”) after the offering and to clarify that we intend to rely on the “controlled company” exemptions from certain corporate governance requirements. Please also see the revised disclosure on page 152 of the Registration Statement for specific details regarding the “controlled company” exemptions that we currently intend to rely on following the completion of the offering. The Registrant has also revised the disclosure on pages 8, 51 and 52 of the Registration Statement to summarize the potential conflicts of interest associated with having a controlling shareholder and the ability of our Parent to control the outcome of matters put to a stockholder vote.

With respect to the Registrant’s disclosure on page 51, the Registrant respectfully directs the Staff to the following risk factors for additional details regarding our Parent’s leverage and dependence on us as a source of liquidity: “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our brand, reputation and ratings could be affected by issues affecting our Parent in a way that could materially adversely affect our business, financial condition, liquidity and prospects,” “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us” and “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.” The Registrant has revised the disclosure on page 53 of the Registration Statement to reference the foregoing risk factors in response to the Staff’s comment.

With respect to our Parent’s proposed transaction with China Oceanwide (as defined below), the Registrant respectfully acknowledges the Staff’s comment and advises the Staff that it will update the Registration Statement, as appropriate, following the closing or other action taken with respect to the proposed transaction. By way of background, on October 21, 2016, our Parent entered into an agreement and plan of merger (the “Merger Agreement”) with Asia Pacific Global Capital Co., Ltd. (“Parent Entity”), a limited liability company incorporated in the People’s Republic of China and a subsidiary of China Oceanwide Holdings Group Co., Ltd., a limited liability company incorporated in the People’s Republic of China (together with its affiliates, “China Oceanwide”), and Asia Pacific Global Capital USA Corporation (“Merger Sub”), a Delaware corporation and a direct, wholly-owned subsidiary of Asia Pacific Insurance USA Holdings LLC (“Asia Pacific Insurance”), which is a Delaware limited liability company and owned by China Oceanwide, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub would merge with and into our Parent with our Parent surviving the merger

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

as a direct, wholly-owned subsidiary of Asia Pacific Insurance (the “Merger”). In addition to the Merger Agreement, the parties have entered into various waivers and agreements thereto, extending the closing of the Merger. Most recently, on September 30, 2020, the parties entered into the Sixteenth Waiver and Agreement (the “Sixteenth Waiver”) of each party’s right to terminate their previously announced Merger Agreement. The Sixteenth Waiver extends the previous deadline of September 30, 2020 to no later than November 30, 2020. As reported by our Parent on November 2, 2020, the parties have made significant progress towards satisfying the necessary requirements to close the transaction by November 30, 2020. Accordingly, our Parent’s Board made a determination not to exercise its right to terminate the Merger Agreement at the time of the report made on November 2, 2020. Please see our Parent’s Form 8-K dated as of September 30, 2020 and attached as Exhibit 1 hereto for additional details.

If we are unable to continue to meet the requirements mandated by PMIERs, page 19

2.

We note that in connection with and subsequent to the issuance of your $750 million aggregate principal amount of the 2025 Senior Notes, you have been engaged in discussions with the GSEs and FHFA to address certain GSE objectives, and that as part of these discussions, you have committed in principle to initially retain $300 million of the net proceeds from the offering of your 2025 Senior Notes for general corporate purposes. Please confirm that you will update your disclosure to detail any additional terms or commitments that derive from these ongoing discussions, and also clarify what is meant by “initially” retain $300 million of the net proceeds. Confirm that you will also update to disclose any material details or conditions that derive from the plan you intend to submit to the GSEs, and disclose when you expect to submit the plan.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22, 85, 86 and 144 of the Registration Statement to reflect additional terms and commitments based on the plan that we submitted to the GSEs and FHFA and our ongoing discussions with them and to clarify what is meant by “initially” retaining $300 million of the net proceeds.

Results of Operations and Key Metrics, page 81

3.

Please revise to provide percentage changes for line items currently labeled as NM, or tell us why these changes are deemed to be not meaningful, especially for key metrics such as new delinquencies as disclosed on page 72 and losses incurred as disclosed on page 83 that increased significantly in the periods presented.

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 75, 87 and 89 of the Registration Statement to provide percentage changes for all line items originally labeled as “NM.” For changes that are not determinable, such as new balances in the current reporting period with no corresponding balance in the prior year, the Registrant has denoted such percentage changes as not measurable (“NM”). Please see page 87 of the Registration Statement.

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

Delinquent Loans and Claims, page 92

4.

We note your reserves as a percentage of RIF decreased from 34% in 2018 to 27% in 2019 to 12% in the 6 months ended June 30, 2020. Please revise your next amendment to provide more fulsome disclosure explaining the material changes from period-to-period and how this ratio is used by management when determining direct case reserves.

The Registrant has revised the disclosure on pages 100 and 101 of the Registration Statement to provide more fulsome disclosure explaining the material changes from period-to-period to the Registrant’s reserves as a percentage of RIF.

In terms of how the ratio of reserves as a percentage of risk-in-force (“RIF”) is used by the Registrant’s management to determine direct case reserves, the metric is not used directly to set loss reserves. Loss reserves are established by estimating the number of loans in the Registrant’s inventory of delinquent loans that will result in a claim payment, which is referred to as the claim frequency or roll rate (the “Roll Rate”), and further estimating the amount of the claim payment, which is referred to as “claim severity”. The estimates are determined using a factor-based approach, in which assumptions of claim rates for loans in default and the average amount paid for loans that result in a claim are calculated using multiple traditional actuarial techniques. The Registrant’s management monitors actual experience, and, where circumstances warrant, will revise its assumptions. Estimation of losses are based on historical claim and cure experience and covered exposures and is inherently judgmental.

The reserves as a percentage of RIF is commonly used to compare, across time periods, the reserve as a percent of delinquent exposure. In the third quarter of 2020, total primary delinquencies increased significantly to 49,692 driven primarily by a significant increase in borrower forbearance as a result of the COVID-19 pandemic (“COVID-19”). The loss reserve for the forbearance delinquencies was estimated by applying a blended estimated Roll Rate between the estimate for existing pre-COVID-19 early-stage delinquencies and the Registrant’s past hurricane related Roll Rates. Such past hurricane related Roll Rates were materially lower than those related to pre-COVID-19 early-stage delinquencies given the effectiveness of forbearance and government assistance programs. The large volume of additional forbearance delinquencies combined with lower loss expectations on forbearance delinquencies have driven the decrease in reserves as a percentage of RIF as of September 30, 2020.

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

Sales and Marketing, page 119

5.	Please identify here the separate entity you launched in 2019 to insure pool transactions as well as primary policies that are not intended for sale to the GSEs.

In 2019, the Registrant launched a separate mortgage insurance policy underwritten by its wholly-owned subsidiary, Genworth Mortgage Insurance Corporation of North Carolina (“GMIC-NC”), to insure primary individually underwritten residential mortgage loans as well as portfolios of residential mortgage loans at or after origination that are not intended for sale to the GSEs. Given that GMIC-NC is not a GSE approved insurer, it is not subject to the requirements mandated by PMIERs. Accordingly, we are able to utilize GMIC-NC in a manner that provides us with greater flexibility with our master policies and in our ability to efficiently use the capital of our subsidiaries, each with customers who retain loans in their own portfolio. We also believe utilizing GMIC-NC in this manner provides us strategic optionality if the private label MBS market increases. The Registrant has made corresponding revisions to the disclosure on page 126 of the Registration Statement to identify GMIC-NC and to explain the purpose of GMIC-NC, consistent with the explanation provided in this response.

Credit Risk Transfer, page 123

6.

We note that your traditional reinsurance coverage is provided by a panel of reinsurance partners. To the extent any particular third-party reinsurer or reinsurance program is material, please identify the company or companies from whom you acquired reinsurance and file any related agreements as exhibits. Please also file any material agreements in connection with your inaugural MILN transaction with Triangle Re or advise.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant believes that the agreements of GMICO, its primary operating subsidiary, related to third-party reinsurance, as well as all of GMICO’s agreements in connection with GMICO’s mortgage insurance-linked notes (“MILN”) transactions, were made in the ordinary course of business, and therefore are not required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. Further, the Registrant does not believe that its business is substantially dependent upon any particular third-party reinsurer or investor, reinsurance contract or MILN transaction and, accordingly, does not consider any such reinsurer, investor, reinsurance contract or MILN transaction, or any related agreement, to be material.

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business that is material to the Registrant. Under Item 601(b)(10)(ii), “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

which case it shall be filed except where immaterial in amount or significance.” The Registrant advises the Staff that it does not believe any of the categories set forth in Item 601(b)(10)(ii), subsections (A), (C), or (D) apply to any of GMICO’s third-party reinsurance agreements, or any of GMICO’s agreements in connection with GMICO’s MILN transactions. Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Registrant advises the Staff that GMICO’s third-party reinsurance agreements, as well as all of GMICO’s agreements in connection with GMICO’s MILN transactions, were entered into in the ordinary course of business. As described in the Registration Statement, GMICO is engaged in the business of providing credit protection to mortgage lenders and investors. GMICO, like others in its industry, employs various strategies, including credit risk transfer (“CRT”) transactions, which include traditional reinsurance and the issuance of MILNs, to provide capital support and to mitigate financial risks inherent in its business and operations. GMICO’s CRT program is designed to provide capital support and mitigate such risks by reducing the loss volatility of GMICO’s portfolio during stress scenarios by transferring risk from GMICO’s balance sheet to highly-rated counterparties or to investors through collateralized transactions. Accordingly, the Registrant respectfully advises the Staff that it does not believe any of GMICO’s third-party reinsurance agreements, or any of GMICO’s agreements relating to GMICO’s MILN transactions, constitute a “material contract” as generally defined by Item 601(b)(10)(i) of Regulation S-K.

With respect to Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K, the Registrant advises the Staff that it does not consider its business to be “substantially dependent” upon any particular ordinary course third-party reinsurance agreement. GMICO has traditional XOL reinsurance agreements through a large panel of reinsurers. The Registrant believes that each of these traditional XOL reinsurance agreements is generally reflective of standard industry terms, and that there are other reinsurers that would be willing to provide similar reinsurance to GMICO, if GMICO elected not to continue doing business with any particular existing reinsurer. Furthermore, given the number of traditional reinsurance agreements and the panel of reinsurers currently covering GMICO’s business, a failure to perform by the counterparty to any individual reinsurance contract would not be expected to result in a significant disruption to GMICO’s business.

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

The Registrant also advises the Staff that it does not consider its business to be “substantially dependent” on either of GMICO’s MILN transactions. The reinsurance coverage with respect to both transactions is fully collateralized by issuing MILNs to investors in capital markets transactions. The Registrant believes that both MILN transactions are generally reflective of standard market terms, and that there continues to be sufficient investor demand for MILN transactions if GMICO determines to pursue new MILN transactions in the future. Additionally, the Registrant is less reliant on MILN transactions than other private mortgage insurers that have relied on MILN transactions for a number of years. The Registrant only began using such transactions in 2019 and according to U.S. Mortgage Insurers, an organization founded by private mortgage insurers, as of October 2020 private mortgage insurers have transferred $12.3 billion of risk to the capital markets through MILN transactions since 2015. While the Registrant believes such transactions strengthen its portfolio and balance sheet, the maturity of one of its existing MILN transactions or the inability to enter into future MILN transactions would not be expected to result in a significant disruption to GMICO’s business. In fact, the Registrant believes that it could successfully continue to operate its business if market conditions or other factors forced the Registrant to operate its business without utilizing MILN transactions to manage risk. The Registrant advises the Staff that it has updated the disclosure on pages 86 and 131 of the Registration Statement to disclose GMICO’s 2020 MILN transaction that was completed on October 22, 2020.

The Registrant further advises the Staff, however, that it will continue to evaluate in future periods whether any of GMICO’s third-party reinsurance agreements, or any of GMICO’s agreements in connection with GMICO’s MILN transactions, rise to the level of substantial dependence or otherwise satisfies the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

Cybersecurity, page 127

7.

We note your disclosure that your chief information officer and chief information security officer, together with your compliance organization, ensure the requirements of your information security program satisfy applicable legal and regulatory requirements. To the extent cybersecurity risks are material to your business, please also disclose here or under another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

The Registrant has revised the disclosure on page 135 of the Registration Statement in response to the Staff’s comment to describe the current nature of the board’s role in overseeing the Registrant’s cybersecurity risk management and the manner in which the board currently administers this oversight function. While the Registrant believes that the oversight function of

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

the board over cybersecurity risk management allows it to effectively assess, manage, monitor and address cybersecurity risks, there is currently no impact on the board’s leadership structure. The Registrant respectfully advises the Staff that once a determination has been made with respect to how such matters will be handled by the board following the completion of the offering, the Registrant will update the Registration Statement as appropriate.

Investment Portfolio, page 128

8.

Please disclose the material terms of your investment management agreement with your parent, including the compensation structure with and historical fees paid for investment management services, and file the investment management agreement as an exhibit or tell us why it is not required to be filed. We also note that for certain asset classes you utilize external asset management. If material, disclose the terms of any such asset management agreements and filed them as exhibits.

The Registrant respectfully acknowledges the Staff’s comment and directs the Staff to Note 10 (Related Party Transactions) to the Registrant’s Consolidated Financial Statements, in which we disclose our historical fees paid for investment management services. As disclosed within Note 10, the total investment expenses paid to our Parent were $4.4 million and $3.7 million for the years ended December 31, 2019 and 2018, respectively. In addition, the Registrant has revised the disclosure on pages 135 and 136 of the Registration Statement to reference the foregoing disclosure in response to the Staff’s comment.

Additionally, while the Registrant, through its subsidiaries, has established external asset management agreements, each such agreement is made in the ordinary course of our business and no such agreement is material to the Registrant’s total assets under management because the amount of externally managed assets outstanding as of the balance sheet date for any period shown is not material. Accordingly, no such agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Finally, any external asset management agreement or internal investment agreement, including our investment management agreement with our Parent, is made in the ordinary course of our business and therefore no such agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Exclusive Forum, page 159

9.

We note your disclosure here that the exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act. Please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant’s amended and restated certificate of incorporation will clearly state that the exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act.

Notes to Consolidated Financial Statements Years Ended December 31, 2019 and 2018 Note 1. Nature of business and organization structure Premiums, page F-9

10.

We note that you record a liability and reduction to net earned premiums for post-delinquent premiums you expect to refund. Given the increase in delinquencies during the six months ended June 30, 2020, please include a rollforward of the liability in your next amendment for the periods presented.

The Registrant has revised the disclosure on page 83 of the Registration Statement in response to the Staff’s comment. The Registrant respectfully acknowledges and recognizes the significant number of new delinquencies reported during the second and third quarters of 2020 as a result of COVID-19. As disclosed in Note 2 (Summary of Significant Accounting Policies) to the Registrant’s Consolidated Financial Statements, the Registrant records a liability for premiums received on the delinquent loans that it expects to progress to paid claim. There are two primary factors that drive the calculation for this liability. First, the Registrant analyzes the actual premium payments received on each delinquent loan. Given the newly reported nature of COVID-19 delinquencies, the Registrant has not received a significant number of premiums payments, which currently range from zero to six-months of payments since the start of the pandemic in the second quarter of 2020. Second, the Registrant utilizes its loss reserve estimated Roll Rates to predict which loans will go to claim and therefore will require it to refund the post-delinquent premiums to the insured party. As noted in the response to Comment 4 above, the Roll Rates on COVID-19 delinquencies are lower than the Registrant’s historical, non-pandemic Roll Rates. Given these two factors, the Registrant believes the change in the recorded liability, the outstanding liability in aggregate and the reduction to net earned premiums were not material.

General

11.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact John Stickel at the phone number below to discuss how to submit the materials.

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff with copies of all such written communications, if any, presented to potential investors.

12.

Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that it will provide any additional graphics, maps, photographs, and related captions or other artwork including logos, if any, to the Staff for review prior to printing and circulating the preliminary prospectus.

*******

CONFIDENTIAL - GENWORTH ONLY

John Stickel

United States Securities and Exchange Commission

November 19, 2020

Please do not hesitate to contact the undersigned at (212) 839-5420 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Michael J. Schiavone
Michael J. Schiavone

cc:	J. Nolan McWilliams, Securities and Exchange Commission

David Irving, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission

Evan Stolove, Genworth Mortgage Holdings, Inc.

Perry J. Shwachman, Sidley Austin LLP

Sean M. Carney, Sidley Austin LLP

David Ni, Sidley Austin LLP

Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP

Jeffrey D. Karpf, Cleary Gottlieb Steen & Hamilton LLP

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

CONFIDENTIAL - GENWORTH ONLY

Exhibit 1

Genworth Financial, Inc.’s Form 8-K, dated as of September 30, 2020

CONFIDENTIAL - GENWORTH ONLY